Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION AND PROCEDURAL RULES

The Board and the Supervisory Committee proposed to make amendment to the Articles of Association and its appendixes (the Procedural Rules of the Shareholders' General Meeting, the Procedural Rules of the Board of Directors and the Procedural Rules of the Supervisory Committee) in order to ensure full compliance with the applicable PRC laws and regulations. The Proposed Amendment is subject to the approval of the shareholders of the Company by way of a special resolution at the EGM, and the obtaining of any approval, endorsement or registration (as applicable) from or with the relevant government authorities in the PRC.

A circular containing, inter alia, further details of the Proposed Amendment together with the notice convening the EGM will be despatched to the shareholders of the Company as soon as practicable.

The board of directors (the “Board”) and the supervisory committee (the “Supervisory Committee”) of the China Southern Airlines Company Limited (the “Company”) proposed to make amendment to the Articles of Association of the Company (the “Articles of Association”) and its appendixes (the Procedural Rules of the Shareholders' General Meeting, the Procedural Rules of the Board of Directors and the Procedural Rules of the Supervisory Committee) in order to ensure full compliance with the applicable PRC laws and regulations (the “Proposed Amendment”) .

The details of the Proposed Amendment are as follows:

1.	Articles of Association:

(1) Article 5

Original:

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“Address of the Company: Guangzhou Economic & Technology Development Zone, Guangdong Province, the PRC

Telephone No.: (020) 86123303

Facsimile No.: (020) 86644623”

To be amended as:

“Address of the Company: House 203, No. 233 Kaifa Avenue, Guangzhou Economic & Technology Development Zone, Luogang District, Guangzhou, Guangdong Province

Zip code: 510730”

(2) Clause 1 of Article 160

Original:

“The Company shall have a Board of Directors which is responsible to the shareholders’ general meetings. The Board of Directors shall comprise twelve members, one of whom shall be the chairman. The chairman and the vice chairman shall be elected with the approval of more than half of all the directors.”

To be amended as:

“The Company shall have a Board of Directors which is responsible to the shareholders’ general meetings. The Board of Directors shall comprise thirteen members, one of whom shall be the chairman. The chairman and the vice chairman shall be elected with the approval of more than half of all the directors.”

2.	the Procedural Rules of the Shareholders' General Meeting:

(1) Clause 1 of Article 31

Original:

“When the Board of Directors issues the notice for the convening of a shareholders’ general meeting, the meeting shall not be postponed without reason. In case the shareholders’ general meeting must be postponed under special circumstances, a notice regarding the postponement must be issued at least five working days before the original date of the shareholders’ general meeting. In the postponement notice, the Board of Directors must state the reasons for the postponement and the date of the postponed meeting. When the shareholders’ general meeting is postponed, the Board of Directors may not change the record date of the shareholding of the shareholders entitled to attend the shareholders’ general meeting provided in the original notice.”

To be amended as:

“When the Board of Directors issues the notice for the convening of a shareholders’ general meeting, the meeting shall not be postponed without reason. In case the shareholders’ general meeting must be postponed under special circumstances, a notice regarding the postponement must be issued at least two working days before the original date of the shareholders’ general meeting. In the postponement notice, the Board of Directors must state the reasons for the postponement and the date of the postponed meeting. When the shareholders’ general meeting is postponed, the Board of Directors may not change the record date of the shareholding of the shareholders entitled to attend the shareholders’ general meeting provided in the original notice.”

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(2) New content is added as Clause 2 of Article 60

“Rights conferred on any class of shareholders in the capacity of shareholders may not be varied or abrogated unless approved by a special resolution of shareholders in shareholders’ general meeting and by holders of shares of that class at a separate meeting. Resolutions of a class of shareholders shall be passed by votes representing more than two-thirds of the voting rights of shareholders of that class represented at the relevant meeting who are entitled to vote at class meetings.”

(3) Article 73

Original:

“The directors, supervisors, secretary to the Board of Directors, convener or their representative, chairman of the meeting shall sign on the minutes of the meeting, and ensure that the contents of the minutes of meetings are true, accurate and complete. The minutes of meeting shall be kept together with the valid information such as the attendance register of the attending shareholders and the power of attorney of their proxies, the votes cast by way of internet and by other means shall be kept by the secretary to the Board of Directors as the Company’s permanent record.”

To be amended as:

“The directors, supervisors, board secretary, convener or their representative, chairman of the meeting shall sign on the minutes of the meeting, and ensure that the contents of the minutes of meetings are true, accurate and complete. The minutes of meeting shall be kept together with the valid information such as the attendance register of the attending shareholders and the power of attorney of their proxies, the votes cast by way of internet and by other means shall be kept at the premises of the Company for a period ten years.”

3.	the Procedural Rules of the Board of Directors:

(1) Clause 1 of Article 35

Original:

“The Board of Directors shall comprise twelve members, one of whom shall be the chairman and two of whom shall be the vice chairman. The chairman and the vice chairman shall be elected with the approval of more than half of all the directors.”

To be amended as:

“The Board of Directors shall comprise thirteen members, one of whom shall be the chairman and two of whom shall be the vice chairman. The chairman and the vice chairman shall be elected with the approval of more than half of all the directors.”

(2) Item (13) of Clause 1 of Article 36

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Original:

“to appoint or remove the general manager and the secretary to the Board based on the nomination by the chairman of the Board and to determine their remuneration; to appoint or remove the deputy general manager and Chief Financial Officer and Chief Economist, Chief Engineer and Chief Pilot of the Company based on the nomination by the general manager.”

To be amended as:

“to appoint or remove the general manager and the secretary to the Board based on the nomination by the chairman of the Board and to determine their remuneration; to appoint or remove the deputy general manager, Chief Financial Officer, Chief Economist, Chief Engineer, Chief Pilot and other senior management of the Company based on the nomination by the general manager and to determine their remuneration.”

(3) Article 61

Original:

“The Chairman of the Board of Directors shall convene an extraordinary board meeting within ten working days when it is:

(1) considered by the chairman that it is necessary;

(2) proposed by one third or more of the directors;

(3) proposed by more than half of the independent directors;

(4) proposed by shareholders representing more than one tenth of voting rights;

(5) proposed by the supervisory committee;

(6) proposed by one third or more of the supervisors;

(7) proposed by the general manager;

(8) requested to be convened by the securities regulatory organ;

(9) otherwise provided by the Articles of Association.”

To be amended as:

“The Chairman of the Board of Directors shall convene and preside over an extraordinary board meeting within ten days when it is:

(1) considered by the chairman that it is necessary;

(2) proposed by one third or more of the directors;

(3) proposed by more than half of the independent directors;

(4) proposed by shareholders representing more than one tenth of voting rights;

(5) proposed by the supervisory committee;

(6) proposed by one third or more of the supervisors;

(7) proposed by the general manager;

(8) requested to be convened by the securities regulatory organ;

(9) otherwise provided by the Articles of Association.”

(4) Clause 1 of Article 63

Original:

“Board meeting shall be convened by the following ways:

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(1) notice for convening a board meeting shall be given to all members, via direct delivery, fax or email, ten days before the date of the proposed meeting;
(2) notice for convening an extraordinary board meeting shall be given to all members, via direct delivery, fax or email, five days before the date of the proposed meeting;”

To be amended as:

“Board meeting shall be convened by the following ways:

(1) notice for convening a board meeting shall be given to all members, via direct delivery, fax, email or other methods where delivery can be confirmed, ten days before the date of the proposed meeting;

(2) notice for convening an extraordinary board meeting shall be given to all members, via direct delivery, fax, email or other methods where delivery can be confirmed, five days before the date of the proposed meeting;”

(5) Clause 1 of Article 64

Original:

“Notice of a board meeting shall contain:

(1) the date and venue of the meeting;
(2) the method for which the meeting is held;

(3) the matters to be discussed (the agendas);
(4) the convener and the chairman of the meeting, the person who proposes the special board meeting and his/her written proposal;

(5) the materials necessary for the directors to vote in the meeting;

(6) the request for the personal attendance of the directors or the attendance through the appointment of an alternate director;

(7) the contact person and the method of contact.”

To be amended as:

“Notice of a board meeting shall contain:

(1) the date and venue of the meeting;

(2) the method for which the meeting is held;

(3) the matters to be discussed (the agendas);

(4) the convener and the chairman of the meeting, the person who proposes the special board meeting and his/her written proposal;

(5) the date of the notice. The materials necessary for the directors to vote in the meeting;

(6) the request for the personal attendance of the directors or the attendance through the appointment of an alternate director;

(7) the contact person and the method of contact.”

4.	the Procedural Rules of the Supervisory Committee:

(1) New contents is added as item (9), (10), (11) and (12) of Clause 1 of Article 1

“(9) The person has been involved in criminal offences subject to investigation by judicial authorities and the case has yet been settled;

(10) The person is not a natural person;

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(11) A period of five years has not yet elapsed since the person was adjudged by the relevant governing authority to be guilty of contravention of provisions of securities regulations involving fraud or dishonesty; or

(12) Other stipulations of laws, administrative regulations rules or departmental rules.”

(2) New contents is added as item (9) of Clause 1 of Article 23

“(9) To represent the Company in negotiation with or bringing an action against a director;”

The original item (9) is renumbered subsequently as item (10).

(3) New contents is added as item (7) and (8) of Clause 1 of Article 34

“(7) the Company, the director, the supervisor or the senior management is sued by shareholders;

(8) the Company, the director, the supervisor or the senior management is punished by the securities regulatory organ or is condemned by Shanghai Stock Exchange;”

The original item (7) and (8) are renumbered subsequently as item (9) and (10), respectively.

(4) New contents is added as item (5) of Clause 1 of Article 44

“(5) to make audit opinion for the connected transactions of the Company;”

The original item (5), (6), (7) and (8) are renumbered subsequently as item (6), (7), (8) and (9), respectively.

(5) Article 45

Original:

“The supervisory committee meetings shall keep minutes of meeting. Supervisors present at the meeting and the person taking the minutes (which could be a Supervisor or an authorized person by the supervisory committee) shall sign on the meeting minutes. Supervisors can request to have the speech they make in the meeting recorded in the minutes. The meeting minutes of supervisory committee shall be safely and properly kept as an important file of the Company. The meeting minutes of supervisory committee shall be kept by the secretary to the Board of Directors as the Company’s permanent record.”

To be amended as:

“The supervisory committee meetings shall keep minutes of meeting. Supervisors present at the meeting and the person taking the minutes (which could be a Supervisor or an authorized person by the supervisory committee) shall sign on the meeting minutes. Supervisors can request to have the speech they make in the meeting recorded in the minutes. The meeting minutes of supervisory committee shall be safely and properly kept as an important file of the Company. The meeting minutes of supervisory committee shall be properly kept as a file of the Company for ten years.”

The Proposed Amendment is subject to the approval of the shareholders of the Company by way of a special resolution at the coming extraordinary general meeting to be held (the “EGM”), and the obtaining of any approval, endorsement or registration (as applicable) from or with the relevant government authorities in the PRC.

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A circular containing, inter alia, further details of the Proposed Amendment together with the notice convening the EGM will be despatched to the shareholders of the Company as soon as practicable.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Company Secretary

Guangzhou, the People’s Republic of China

7 November 2013

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors; Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Li Shao Bin as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

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